Exhibit 21

SUBSIDIARIES OF THE REGISTRANTS

Name	State of Incorporation or Organization

TNP

Texas-New Mexico Power Company	Texas

Facility Works, Inc.	Texas

TNP Operating Company	Texas

First Choice Power, Inc.	Texas

TNMP

Texas Generating Company, L.P.	Texas

Texas Generating Company II, L.L.C.	Texas